April 7, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascent Industries Co.

Registration Statement on Form S-3 (File No. 333-294778)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ascent Industries Co., a Delaware corporation (the “Corporation”), hereby requests that the Corporation’s Registration Statement on Form S-3 (File No. 333-294778) (the “Registration Statement”), be declared effective at 4:30 p.m., Eastern Time, on April 9, 2026, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Amundsen Davis LLC by calling Larry C. Tomlin at (317) 464-4122.

Very truly yours,

ASCENT INDUSTRIES CO.

By:	/s/ J. Bryan Kitchen
J. Bryan Kitchen
President and Chief Executive Officer